Prudential Emerging Growth Fund,
Inc. For the Annual period ended
10/31/98 File number 811-11785
                   SUB-ITEM 77J
 Reclassification of Capital Accounts
       The   Fund   accounts   and   reports
for
distributions  to shareholders in accordance
with the     American   Institute  of  Certified
Public
Accountants'    Statement   of   Position    93-

2: Determination, Disclosure, and Financial

Statement Presentation of Income; Capital Gain,

and  Return of  Capital Distributions by

Investment Companies. The  effect  of  applying

this  statement  was  to increase  undistributed

net investment income  and decrease paid-in

capital by $1,826,309 due to  the Fund  incurring

a net investment loss  during  the year  ended

October  31,  1998.   Net  investment income, net

realized gains and net assets were not affected

by this change.